UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Celsion Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

15117N503

(CUSIP Number)

June 29, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.         ☐ Rule 13d-1(b)

b.         ☒ Rule 13d-1(c)

c.         ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117N503

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,465
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,465 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 15117N503

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,465
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,465 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 15117N503

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 104,465
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 104,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,465 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 is being filed jointly by the Reporting Persons on a voluntary basis and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April , 2017 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(e) CUSIP Number

15117N503

Item 4.	Ownership.

(a) and (b):

Immediately prior to the execution of the Securities Purchase Agreement with the Issuer on June 19, 2017 (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 19, 2017), each of the Reporting Persons may have been deemed to have beneficial ownership of 104,465 shares of Common Stock, which consisted of (i) 102,040 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”) and (ii) 2,425 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 1.9% of the Common Stock, based on (1) 5,389,339 shares of Common Stock outstanding as of June 19, 2017 as reported by the Issuer, plus (2) 102,040 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, and (3) 2,425 shares of Common Stock issuable upon exercise of the Intracoastal Warrant 2.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0.

(2) Shared power to vote or to direct the vote: 104,465.

(3) Sole power to dispose or to direct the disposition of 0.

(4) Shared power to dispose or to direct the disposition of 104,465.

Item 5.	Ownership of Five Percent or Less of a Class

The Reporting Persons ceased to be the beneficial owner of more than 5 percent of the Common Stock on June 8, 2017.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2017

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

	By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager